Exhibit-99.77C VOTES

Sub-Item 77C: Matters submitted to a vote of security holders

A Special Meeting of Stockholders was held on Friday, April 4, 2014, at 712 Fifth Avenue, 49th Floor, New York, New York. The description of the proposal and number of shares voted at the meeting are as follows:
1. To approve elimination of the Fund’s interval Fund structure:

Number of Shares/Votes
Voted For	Voted Against	Proxy Authority Withheld
1,773,263	682,399	28,345